UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Precision Steel, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16941J 10 6
(CUSIP Number)

Leada Tak Tai Li
Chief Financial Officer
China Precision Steel, Inc.
8th Floor, Teda Building, 87 Wing Lok Street, Sheungwan
Hong Kong, People's Republic of China
86 21 5994 8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16941J 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hung Wan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of	7.	4,313,927 (See Note 1)	Sole Voting Power
Shares Bene-ficially	8.	0	Shared Voting Power
Owned by Each	9.	4,313,927 (See Note 1)	Sole Dispositive Power
Reporting Person With	10.	0	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,313,927 (See Note 1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 11.9% (See Note 2)
14.	Type of Reporting Person (See Instructions): IN

Note 1: The Reporting person beneficially owns 3,330,564 outstanding shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”) and the right to acquire 983,363 shares of Common Stock through the exercise of warrants.
Note 2:  This percentage represents the percentage of outstanding shares of Common Stock beneficially held by the Reporting Person, inclusive of that number of shares of Common Stock which the Reporting Person beneficially has the right to acquire through the exercise of warrants in both the number of shares of Common Stock beneficially held by the Reporting Person and in the number of total shares of Common Stock outstanding. This percentage assumes that other than the shares of Common Stock underlying the warrants beneficially held by the Reporting Person, there are 35,361,544 shares of Common Stock outstanding, as evident in the Issuer’s most recent Current Report on Form 8-K, dated as of February 16, 2007.

CUSIP No. 16941J 10 6

ITEM 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (“Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of China Precision Steel, Inc., a Colorado corporation (the “Issuer”). The address of the Issuer’s principal executive office is located at 8th Floor, Teda Building, 87 Wing Lok Street, Sheungwan, Hong Kong, People's Republic of China.

ITEM 2.	Identity and Background

(a)	This statement is being filed by Hung Wan, referred to herein as the “Reporting Person.”

(b)	The business address of the Reporting Person is Suite C, 20/F Neich Tower, 128 Gloucester Road, WanChai, Hong Kong Special Administrative Region, People's Republic of China.

(c)
The Reporting Person is the Principal and Managing Director of Belmont Capital Group Limited and the Principal of Advanz Capital, Inc. The principal address of Belmont Capital Group Limited is Suite C, 20/F Neich Tower, 128 Gloucester Road, WanChai, Hong Kong Special Administrative Region, People's Republic of China. The principal address of Advanz Capital, Inc. is Suite C, 20/F Neich Tower, 128 Gloucester Road, WanChai, Hong Kong Special Administrative Region, People's Republic of China.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of Hong Kong.

ITEM 3.	Source and Amount of Funds or Other Consideration

On or about February 21, 2007, the Reporting Person beneficially acquired three hundred thirty-three thousand three hundred thirty-three (333,333) shares of the securities reported in this Statement at a price of $3.00 per share, under the terms of a Stock Purchase Agreement between the Issuer and Belmont Capital Group Limited, dated as of February 16, 2007 (the “Private Placement Agreement”).

On or about February 21, 2007, the Reporting Person beneficially acquired six hundred fifty-four thousand nine hundred seventy three (654,973) shares of the securities reported in this Statement pursuant to pre-existing anti-dilution rights held by Belmont Capital Group Limited and Advanz Capital, Inc., triggered by the Issuer’s entering into the Private Placement Agreement.

On or about February 26, 2007, the Reporting Person beneficially acquired forty-eight thousand seven hundred ninety-six (48,796) shares of the securities reported in this Statement pursuant to pre-existing anti-dilution rights held by Belmont Capital Group Limited and Advanz Capital, Inc., triggered by the Issuer’s entering into the Private Placement Agreement.

On or about February 22, 2007, the Reporting Person beneficially acquired a warrant to purchase six hundred sixty-six thousand six hundred sixty-seven (666,667) shares of the securities reported in this Statement as partial compensation for services rendered pursuant to a pre-existing consulting services agreement between Issuer and Belmont Capital Group Limited, dated as of December 2, 2005. On or about February 22, 2007, the Reporting Person was additionally beneficially issued a warrant to purchase three-hundred sixteen thousand six hundred ninety-six (316,696) shares of the securities reported in this Statement as partial compensation for services rendered pursuant to a pre-existing consulting services agreement between Issuer and Belmont Capital Group Limited, dated as of April 29, 2006.

ITEM 4.	Purpose of Transaction

The Shares were acquired for investment purposes. Except as set forth herein, the Reporting Person has no plans or proposals that relate to or result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any other material change in the Issuer's business or corporate structure;

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein;

(f) any other material changes in the Issuer's business or corporate structure;

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer

(a)
As of the date of this Statement, the Reporting Person beneficially owns 3,330,564 shares, or 9.42%, of the Issuer’s outstanding Common Stock. Of this amount, 1,831,949 shares, or 5.18%, of the Issuer’s outstanding Common Stock are owned directly by Belmont Capital Group Limited, in which the Reporting Person is the Principal and Managing Director, and 1,498,615 shares, or 4.24%, are directly owned by Advanz Capital, Inc., in which the Reporting Person is the Principal. These percentages assume that there are 35,361,544 shares of Common Stock outstanding, as disclosed in the Issuer’s most recent Current Report on Form 8-K, dated as of February 16, 2007. In addition, the Reporting Person beneficially has the right to acquire 983,363 shares of the Issuer’s Common Stock through the exercise of warrants issued to Belmont Capital Group Limited.

(b)	The Reporting Person has the sole power to vote or direct the vote and dispose of or direct the disposition of 4,313,927 shares of Common Stock.

(c)	Not applicable.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Limited Standstill Agreement by and between Issuer and Belmont Capital Group Limited, dated as of February 14, 2007, Belmont Capital Group Limited has agreed not to sell or transfer any of the securities beneficially owned by the Reporting Person for such period of time as is described in such agreement.

Pursuant to a Limited Standstill Agreement by and between Issuer and Advanz Capital, Inc., dated as of February 14, 2007, Advanz Capital, Inc. has agreed not to sell or transfer any of the securities beneficially owned by the Reporting Person for such period of time as is described in such agreement.

ITEM 7.	Material to be filed as Exhibits

1. Limited Standstill Agreement by and between Issuer and Belmont Capital Group Limited, dated as of February 14, 2007.

2. Limited Standstill Agreement by and between Issuer and Advanz Capital, Inc., dated as of February 14, 2007.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2007

/s/ Hung Wan
Hung Wan Managing Director, Belmont Capital Group Limited Principal, Advanz Capital, Inc.